UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Procera Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74269U203
(CUSIP Number)

TOAN TRAN
STEPHEN WHITE
CASTLE UNION LLC
676 N Michigan Ave, Suite 3605
Chicago, Illinois 60611
(312) 765-7032

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 134,664
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,226,071
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,226,071
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,226,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON CASTLE UNION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,360,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,360,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON TOAN TRAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,360,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,360,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON STEPHEN WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,360,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,360,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON BARRY ERDOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON MELVIN L. KEATING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON SAID OUISSAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS, MOROCCO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

1	NAME OF REPORTING PERSON SEBASTIANO TEVAROTTO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ITALY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74269U203

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)           Castle Union Partners, L.P., a Delaware limited partnership (“Castle Union Partners”);

(ii)          Castle Union Partners II, L.P., a Delaware limited partnership (“Castle Union Partners II”);

(iii)         Castle Union LLC, an Illinois limited liability company (“Castle Union”), which serves as the general partner of Castle Union Partners and Castle Union Partners II;

(iv)        Toan Tran, who serves as a managing member of Castle Union;

(v)         Stephen White, who serves as a managing member of Castle Union;

(vi)        Barry Erdos;

(vii)        Melvin L. Keating;

(viii)       Said Ouissal; and

(ix)         Sebastiano Tevarotto.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Castle Union Partners, Castle Union Partners II, Castle Union and Messrs. Tran and White is 676 N. Michigan Ave, Suite 3605, Chicago, Illinois 60611. The address of the principal office of Mr. Erdos is 48 East 13th Street, New York, New York 10013. The address of the principal office of Mr. Keating is 46 Four Seasons Drive, North Caldwell, New Jersey 07006. The address of the principal office of Mr. Ouissal is 4555 Great America Parkway, Suite 150, Santa Clara, California 95054. The address of the principal office of Mr. Tevarotto is c/o Hyperfair Inc., 156 2nd Street, San Francisco, California 94105.

(c)           The principal business of each of Castle Union Partners and Castle Union Partners II is investing in securities. The principal business of Castle Union is serving as the general partner of each of Castle Union Partners and Castle Union Partners II. The principal occupation of each of Messrs. Tran and White is serving as a managing member of Castle Union. The principal occupation of Mr. Erdos is serving as a consultant in the retail industry. The principal occupation of Mr. Keating is serving as a private consultant providing investment advice and other services to private equity firms. The principal occupation of Mr. Ouissal is serving as the Senior Vice President of Product Management, Strategy & Sales Engineering of Violin Memory, Inc., a pioneer of persistent memory-based storage solutions. The principal occupation of Mr. Tevarotto is serving as the Managing Partner of SEBATEVA Inc., a management consulting firm he founded focused on the information technology, telecommunications and media industries.

CUSIP NO. 74269U203

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Tran, White, Erdos, Keating and Tevarotto are citizens of the United States of America. Mr. Tevarotto is also a citizen of Italy. Mr. Ouissal is a citizen of the Netherlands and Morocco.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2015, Castle Union Partners delivered a letter to the Issuer (the “Nomination Letter”) nominating Barry Erdos, Melvin L. Keating, Said Ouissal, Sebastiano Tevarotto and Toan Tran (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,739,641 Shares outstanding as of November 6, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

A.	Castle Union Partners

(a)	As of the close of business on the date hereof, Castle Union Partners beneficially owned 134,664 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 134,664
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 134,664
4. Shared power to dispose or direct the disposition: 0

(c)	Castle Union Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.

CUSIP NO. 74269U203

B.	Castle Union Partners II

(a)	As of the close of business on the date hereof, Castle Union Partners II beneficially owned 1,226,071 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 1,226,071
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,226,071
4. Shared power to dispose or direct the disposition: 0

(c)	Castle Union Partners II has not entered into any transactions in the securities of the Issuer during the past 60 days.

C.	Castle Union

(a)
Castle Union, as the general partner of each of Castle Union Partners and Castle Union Partners II, may be deemed the beneficial owner of the (i) 134,664 Shares owned by Castle Union Partners and (ii) 1,226,071 Shares owned by Castle Union Partners II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 1,360,735
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,360,735
4. Shared power to dispose or direct the disposition: 0

(c)	Castle Union has not entered into any transactions in the securities of the Issuer during the past 60 days.

D.	Messrs. Tran and White

(a)
Each of Messrs. Tran and White, as a managing member of Castle Union, may be deemed the beneficial owner of the (i) 134,664 Shares owned by Castle Union Partners and (ii) 1,226,071 Shares owned by Castle Union Partners II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,360,735
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,360,735

(c)	None of Messrs. Tran and White has entered into any transactions in the securities of the Issuer during the past 60 days.

E.	Messrs. Erdos, Keating, Ouissal and Tevarotto

(a)	As of the close of business on the date hereof, Messrs. Erdos, Keating, Ouissal and Tevarotto did not own any Shares.

Percentage: 0%

CUSIP NO. 74269U203

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Erdos, Keating, Ouissal and Tevarotto have not entered into any transactions in the securities of the Issuer during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 26, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the 2015 Annual Meeting.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Castle Union Partners and certain of its affiliates have agreed to indemnify Messrs. Erdos, Keating, Ouissal and Tevarotto against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the 2015 Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated February 26, 2015.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Power of Attorney.

CUSIP NO. 74269U203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2015

Castle Union Partners, L.P.

By:	Castle Union LLC General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union Partners II, L.P.

By:	Castle Union LLC
General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union LLC

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

/s/ Toan Tran
TOAN TRAN Individually and as attorney-in-fact for Barry Erdos, Melvin L. Keating, Said Ouissal and Sebastiano Tevarotto

/s/ Stephen White
STEPHEN WHITE